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                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                _______________

                                 SCHEDULE 14D-9

                     Solicitation/Recommendation Statement
                      Pursuant to Section 14(d)(4) of the
                        Securities Exchange Act of 1934

                               (Amendment No. 1)
                                _______________


                             TRANSCO ENERGY COMPANY
                           (Name of Subject Company)

                             TRANSCO ENERGY COMPANY
                      (Name of Person(s) Filing Statement)

                     COMMON STOCK, PAR VALUE $.50 PER SHARE
                 (AND ASSOCIATED COMMON STOCK PURCHASE RIGHTS)
                         (Title of Class of Securities)

                                    89353210
                     (CUSIP Number of Class of Securities)

                             DAVID E. VARNER, ESQ.
              SENIOR VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                             TRANSCO ENERGY COMPANY
                                 P.O. BOX 1396
                              2800 POST OAK BLVD.
                      HOUSTON, TEXAS  77251 (713) 439-2388
      (Name, Address and Telephone Number of Person Authorized to Receive
Notice and Communications on Behalf of the Person(s) Filing Statement)

                                With a copy to:

                             ERIC S. ROBINSON, ESQ.
                         WACHTELL, LIPTON, ROSEN & KATZ
                              51 WEST 52ND STREET
                           NEW YORK, NEW YORK  10019
                                 (212) 403-1000


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          This Amendment No. 1 amends and supplements the
Solicitation/Recommendation Statement on Schedule 14D-9 of Transco Energy Company, a Delaware corporation (the "Company"), filed with the Securities and Exchange Commission on December 16, 1994 (the "Schedule 14D-9"), relating to the tender offer made by The Williams Companies, Inc., a Delaware corporation, disclosed in a Tender Offer Statement on Schedule 14D-1 dated December 16, 1994, to purchase up to 24,600,000 shares of the Company's common stock, par value $.50 per share, and the associated common stock purchase rights.

11  Item 8(e) is hereby amended by adding the following:

          The six complaints have been consolidated under the caption In re Transco Energy Company Shareholders' Litigation, Consolidated C.A. No. 13918. The Delaware Court of Chancery has scheduled a hearing on the Plaintiff's Motion for a Preliminary Injunction on January 13, 1994.

21  Item 9 is hereby amended and supplemented by adding the following exhibits:

                         (26) Letter to participants in the Transco Energy
                              Company Thrift Plan, dated December 21, 1994

                         (27) Letter to participants in the Texas Gas Thrift
                              Plan, dated December 21, 1994
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                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.



                              TRANSCO ENERGY COMPANY


                              By /s/ David E. Varner
                                 --------------------------
                                 Name:  David E. Varner
                                 Title: Senior Vice President,
                                 General Counsel and Secretary


Date:  December 21, 1994